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                                                                     EXHIBIT 19



                                     CAUSE NO. GN 101027

JACOB SPINNER, Individually and On            )         IN THE DISTRICT COURT
Behalf of All Others Similarly Situated,      )
                                              )
                                              )
                      Plaintiff               )
                                              )
        vs.                                   )         200th JUDICIAL DISTRICT
                                              )
LAWRENCE GOLDSTEIN, ANTHONY                   )
MARIOTTI, JOHN S. MURCHISON, III,             )
THOMAS G. RICKS, JAMES B. SKAGGS,             )
DTM CORPORATION and 3D SYSTEMS                )
CORP.                                         )
                                              )
                                              )
                      Defendants              )         TRAVIS COUNTY, TEXAS


               PLAINTIFF'S FIRST AMENDED PETITION (w/ Jury Demand)

TO THE HONORABLE JUDGE OF SAID COURT:

        COMES NOW Plaintiff, JACOB SPINNER, Individually and On Behalf of All Others Similarly Situated, by and through his attorneys, for his amended complaint against Defendants, alleges upon information and belief, except for paragraph 8 hereof, which is alleged upon knowledge, as follows:

                              NATURE OF THE ACTION

        1. This is a stockholder's class action on behalf of the public stockholders of DTM Corporation ("DTM" or the "Company") to enjoin certain actions of defendants related to the proposed acquisition of all of the outstanding shares of DTM common stock by 3D Systems Corp. ("3D Systems"). The defendant directors of DTM have breached their fiduciary duties of loyalty, candor and care in connection with the proposed acquisition of DTM. Plaintiff alleges he and the other public stockholders of DTM are entitled to enjoin the proposed transaction or, alternatively, to rescind the transaction and/or recover damages in the event that the transaction is consummated.




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        2.     On or around April 30, 2001, 3D Systems commenced a cash tender offer (the "Tender Offer") for all of DTM's outstanding common shares at a price of $5.80 per share by filing a Tender Offer Statement on Schedule TO, containing the Offer to Purchase (the "Schedule TO" or "Offer to Purchase"). The Solicitation/Recommendation Statement on Schedule 14D-9 (the "14D-9") was filed with the SEC on May 1, 2001. Pursuant to the terms of the Tender Offer, DTM shareholders are to receive $5.80 in cash for each share of their DTM stock--grossly inadequate and unfair compensation given DTM's exceptional results and promising future.

        3. Additionally, the proposed transaction does not maximize shareholder value as it was entered into to satisfy the need for immediate cash by DTM's controlling shareholder, who has substantial conflicts with the Class. As a result of the controlling shareholders' need for cash, competing bidders were not solicited nor, apparently, were transactions involving stock as consideration explored prior to the sale of the Company to 3D Systems.

        4. Moreover, the Special Committee (defined below) declined to retain its own independent financial legal advisors and then abdicated its duty to negotiate on behalf of the Class to the Company's financial advisor, who was hand picked by the Company's controlling shareholder.

        5. As set forth in detail below, in an effort to induce shareholders to tender their shares and/or to effectively absolve themselves of their breaches of fiduciary duty, defendants have sought to portray the Tender Offer as "fair" to DTM shareholders and have withheld vital information from the Schedule TO and the 14D-9, which is needed by shareholders to properly assess and consider the Tender Offer.





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        6.     In breach of their fiduciary duties when undertaking a sale of the Company, DTM's directors and financial advisor have failed to adequately inform themselves regarding the Company's strategic alternatives under the circumstances. In this regard, the Individual Defendants consciously did not, and refused to solicit the interest of any other potential acquirer, although there were potentially many. Moreover, defendants have totally failed to demonstrate in the Schedule TO or the 14D-9 that there is greater value for DTM shareholders in tendering their shares as compared to the value of DTM as a stand-alone entity.

        7. At the same time, DTM's inside directors and/or executives have not hesitated to work out favorable private arrangements for their financial benefit and to secure their continued employment.

                                    PARTIES

        8. Plaintiff has been the owner of the common stock of DTM since prior to the transaction herein complained of and continuously to date.

        9. DTM is a corporation duly organized and existing under the laws of the State of Texas. The Company develops, manufactures and markets advanced rapid prototyping and manufacturing systems. Manufacturers and service bureaus worldwide use DTM's systems to create three dimensional prototypes, parts, molds, tooling and casting patterns. DTM is a Texas corporation that was served with process of the Original Petition by serving its registered agent for service, C.T. Corporation System, 350 N. St. Paul Street, Dallas, TX 75201. A copy of this Amended Petition will be served on DTM's attorney, Paul R. Bessette, Brobeck, Phleger & Harrison, L.L.P., 4801 Plaza on the Lake, Austin, TX 78746.

        10. Defendant 3D Systems is a corporation based in Valencia, California and develops and manufactures solid imaging systems. Its products are used to develop three






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dimensional physical objects from digital data. 3D Systems is a foreign corporation organized and existing under the laws of another state, is authorized to do business in Texas and is being served with process by serving of the Original Petition on the Texas Secretary of State, as its agent for service, at 1019 Brazos, Austin, Travis County, Texas, 78701. A copy of this Amended Petition will be served on 3D Systems' attorney, James J. Scheske, Akin, Gump, Stauss, Hauer & Feld, LLP, 1900 Frost Bank Plaza, 816 Congress Ave., Austin, TX 78701.

        11. Defendant John S. Murchison, III is President, Chief Executive Officer and a Director of the Company was served with process of the Original Petition by serving process at his place of business, 1611 Headway Circle, Building 2, Austin, Travis County, TX 78754. No service is requested at this time.

        12. Defendant Thomas G. Hicks, Chairman of the Board of the Company was served with process of the Original Petition by serving process at his place of business, 1611 Headway Circle, Building 2, Austin, Travis County, TX 78754. No service is requested at this time.

        13. Defendant Anthony Mariotti is a Director of the Company and owns or controls approximately 49% of the Company outstanding shares, and was served with process of the Original Petition by serving process at his place of business, 1611 Headway Circle, Building 2, Austin, Travis County, TX 78754. No service is requested at this time.

        14. Defendant Lawrence Goldstein, a Director of the Company, was served with process of the Original Petition by serving process at his place of business, 1611 Headway Circle, Building 2, Austin, Travis County, TX 78754. No service is requested at this time.

        15. Defendants James B. Skaggs, a Director of the Company, was served with process of the Original Petition by serving process at his place of business, 1611 Headway Circle, Building 2, Austin, Travis County, TX 78754. No service is requested at this time.






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        16.    The Individual Defendants (referred to in paragraphs 11 through
15 above) are in a fiduciary relationship with Plaintiff and the other public stockholders of DTM and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

        17. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 42 of the Texas Rules of Civil Procedure, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

        18.    This action is properly maintainable as a class action because:

               (a) The class is so numerous that joinder of all members is impracticable. There are approximately 7,027,631 shares of DTM common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;

               (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

               (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and





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                        plaintiff has the same interests as the other members of
                        the class. Plaintiff will fairly and adequately represent the class.

               (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

               (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

BACKGROUND

        19. In May 1997, DTM was spun off from the BF Goodrich Company in an initial public offering at a price of $8 per share. BF Goodrich continued to hold approximately 48% of DTM's common stock.

        20. On February 23, 1999, Proactive Finance Group, LLC, an entity controlled by defendant Mariotti, acquired approximately 48% of the Company's outstanding common stock from BF Goodrich. The terms of the transaction were not disclosed, but DTM stock closed at a price of $1.50 per share on that date.

DTM IS POISED FOR EXPLOSIVE EARNINGS GROWTH

        21. DTM's recent operating results have been exceptional. For the fourth quarter ended December 31, 2000, the Company reported income of $1.6 million, or $0.21 per share,






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compared with net income of $1 million, or $0.14 per share, for the fourth quarter in the prior year. This represented an increase of 46% from the prior year. Additionally, net income for the year 2000 was $3.3 million, or $0.45 per share, compared to net income of $1.7 million, or $0.25 per share, in the prior year. For the year 2000, net income before taxes increased 92% and revenues increased 21% over the prior year.

        22. Although DTM reported reduced earnings for the first quarter ended March 31, 2001, the Company did report strong revenue growth of 18% compared to the first quarter in the prior year. Moreover, in a press release dated April 25, 2001, defendant Murchison attributed the earnings shortfall to unexpectedly higher material costs and lower gross margins. Defendant Murchison stated "Our earnings for the quarter would have exceeded our 2000 results had we not experienced the higher delivery costs for materials and shortfall with service gross margins."

        23. Despite these strong results, DTM's stock price has languished. Given DTM's strong financial performance, its prospects for future growth and expansion are substantial, and the intrinsic value of DTM is far greater than that reflected in the market price of DTM's stock.

3D SYSTEMS ACTS TO ACQUIRE DTM

        24. 3D Systems first contacted DTM regarding a potential business combination between the two companies in November 1999. On January 25, 2000, DTM and 3D Systems entered into a confidentiality agreement. Throughout the month of February 2000, according to the 14D-9, the parties engaged in discussions regarding a potential business combination. 3D Systems submitted a preliminary proposal which was rejected by the DTM Board on March 10, 2000. The 14D-9 does not disclose the buyout price proposed by 3D Systems at that time.

        25. Nearly one year later, the two companies again considered a potential business combination. On February 23, 2001, defendants Mariotti and Murchison met with G. Walter Lowenbaum II ("Lowenbaum"), the Chairman of 3D Systems. On February 28, 2001, 3D






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Systems sent a preliminary proposal to DTM offering to purchase all of DTM's outstanding stock for $5.25 per share. 3D Systems also requested a 30 day exclusivity period in which to negotiate a transaction.

        26. On March 1, 2000, the DTM Board received a proposal to acquire the Company from an investment group consisting of defendant Murchison and other members of DTM management (the "Management Group"). The Management Group offered to buy all of DTM's outstanding shares for $5.00 per share in cash.

        27. In response, the DTM Board formed a special committee of purportedly independent directors (the "Special Committee"), consisting of defendants Mariotti, Murchison and Skaggs, to consider the proposals received from 3D Systems and the Management Group. However, as described below, this Special Committee was a sham, as it was dominated and controlled by defendant Mariotti, who has irremediable conflicts with DTM's public shareholders.

        28. The Management Group was informed of the higher offer from 3D Systems but declined to increase its offer. On March 15, 2000 the Company entered into an exclusivity and confidentiality agreement with 3D Systems.

        29. Throughout March 2001, 3D Systems conducted due diligence of DTM and the parties, through their representatives, negotiated over the price of the acquisition. At no time did the Special Committee seek competing offers from third parties nor did Hoak Breedlove solicit competing bids from third parties. Indeed, the Hoak Breedlove fairness opinion attached to the 14D-9 states "we were not requested to, and did not, solicit other third party indications of interest in acquiring all or any portion of the Company."








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        30.    On April 3, 2001, DTM and 3D Systems announced that they had entered into a definitive merger agreement whereby 3D Systems will acquire DTM in a transaction valued at $45 million. Under the terms of the transaction as presently proposed, 3D Systems will commence a cash tender offer for all of DTM's outstanding common shares at a price of $5.80 per share. The tender offer will be followed by a merger in which any untendered shares of DTM will be acquired for $5.80 per share in cash.

        31. Moreover, Defendant Mariotti and the entities he controls have entered into a Tender and Voting Agreement, whereby they have agreed to tender their shares in the proposed transaction. Accordingly, the consummation of the proposed transaction is practically a foregone conclusion, even though the Tender Offer is conditioned on a minimum of 67% of the outstanding shares being tendered in response to the Tender Offer.

THE SPECIAL COMMITTEE WAS CONFLICTED AND
ABDICATED ITS RESPONSIBILITIES TO THE CLASS

        32. According to the 14D-9, the DTM Board "authorized and empowered the special committee to retain and consult with advisors, including financial and legal advisors." Inexplicably, however, the Special Committee never retained its own independent advisors, instead relying on Brobeck, Phleger & Harrison, LLP, the Company's outside counsel and retaining Hoak Breedlove Wesneski & Co., ("Hoak Breedlove") to serve as financial advisor to the Company, not the Special Committee.

        33. The Special Committee delegated its authority to select and retain a financial advisor to defendant Mariotti. who had substantial conflicts with the Class. Defendant Mariotti subsequently selected and retained Hoak Breedlove to serve as financial advisor to the Company, not to the Special Committee. Thereafter, it was Hoak Breedlove, and not the members of the Special Committee, that negotiated the terms of the transaction with A.G. Edwards, 3D Systems




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financial advisor. It is clear then that the Special Committee abdicated its fiduciary duties to protect the interests of DTM's public shareholders.

        34. The Special Committee and the DTM Board thus delegated the sale of Company to Mariotti, DTM's controlling shareholder, thereby abdicating their non-delegable duty to manage the sale of the Company. Mariotti's immediate need for cash substantially conflicted with the interests of the public shareholders of DTM to receive the maximum consideration for their shares.

        35. Additionally, defendant Mariotti has substantial conflicts with the Class in that, at the time the proposed acquisition was being negotiated, he and the entities he controls were undergoing a severe liquidity crisis. As a result, Mariotti was forced to immediately sell DTM in a cash-only-transaction, regardless of whether a sale of DTM at this time was in the interests of DTM's public shareholders and regardless of whether a higher price could have been obtained from another party in a stock-for-stock transaction.

THE TENDER OFFER MATERIALS FAIL TO
DISCLOSE MATERIAL INFORMATION

        36. The Schedule TO and 14D-9 were mailed to DTM shareholders on or about May 1, 2001. The parties entered into a confidentiality agreement pursuant to which 3D Systems was provided access to the confidential business information of DTM, including projections prepared by DTM management. However, none of this information is provided to DTM shareholders in either the Schedule TO or the 14D-9. Moreover, neither the Schedule TO nor the 14D-9 provides any financial information on DTM, even though such information is clearly relevant to DTM shareholders in assessing the value of DTM and in deciding whether to tender their shares. Furthermore, such information was clearly provided to 3D Systems and its financial advisor in connection with their due diligence investigation of DTM. Absent this information DTM







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shareholders cannot accurately assess the value of their DTM shares and are unable to make an informed decision of whether to tender their shares or to exercise their appraisal rights under Texas law.

        37. Attached to the Proxy Statement is a letter from Hoak Breedlove dated April 2, 2001 to the DTM Board of Directors which states that the proposed transaction at a price of $5.80 per share is fair to the shareholders of DTM from a financial point of view (the "fairness opinion"). The fairness opinion recites a litany of various documents and information relied on by Hoak Breedlove in rendering the fairness opinion, including relevant financial and operating data of DTM made available from published sources and from the internal records of DTM, and "certain internal financial analyses and forecasts for the Company prepared by its management." Yet none of this information is provided to shareholders or accounted for in the fairness opinion. Accordingly, a DTM shareholder could not determine from these materials what the intrinsic value of the shares is and why the acquisition by 3D Systems is preferable to other alternatives or is fair.

        38. In rendering its opinion that the buyout price is fair to DTM shareholders, presumably Hoak Breedlove performed a variety of valuation analyses to determine an acceptable price range for DTM shares. However, neither the fairness opinion, the Schedule TO nor the 14D-9 provide any information as to the types of valuation analyses performed by Hoak Breedlove in rendering its opinion that the price of $5.80 per share is fair to DTM shareholders. Moreover, the results of these valuations analyses are not disclosed in the Tender Offer materials. This information is crucial to a DTM shareholder's decision to tender his shares or to seek appraisal, yet it has been omitted from the Tender Offer materials.






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THE MERGER AGREEMENT CONTAINS AN
EXCESSIVE TERMINATION FEE

        39. The Merger Agreement entered into between DTM and 3D Systems provides for the payment of certain fees in the event that the Merger Agreement is terminated by either of the parties. The Merger Agreement states:

               9.3    Certain Payments Upon Termination

               (a) In the event that: (A) the Company terminates the Agreement under Section 9.1(d) or (B) Parent Terminates this Agreement under Section 91(c)(i)

               the Company shall pay to Parent a termination fee equal to $1,025,000 plus all actual out of pocket expenses (including, but not limited to fees of legal counsel, accountants and financial and other advisors) incurred by Parent and any of its Affiliates in connection with the negotiation and execution of this Agreement and the exhibits hereto and the planned consummation of the necessary financing therefor and the Transactions ("Parent Expenses"), provided that such fee shall not exceed Two Million and No/100 Dollars ($2,000,000) in the aggregate (the "Termination Fee").

        40. The proposed acquisition has a total value of approximately $45,355,507, based on 7,819,915 shares outstanding, including exercisable stock options. Thus, the termination fee of $2 million represents approximately 4.4% of the proposed acquisition price, which is a prohibitive tax on a competing bidder seeking to pursue an alternative transaction. Moreover, 3D Systems and DTM Acquisition Company L.P., ("DTM Acquisition"), an entity controlled by defendant Mariotti, entered into the Tender and Voting Agreement, whereby DTM Acquisition agreed to tender its shares in the Tender Offer and to vote in favor of the Merger. Given that DTM Acquisition owns approximately 49.24% of DTM's outstanding shares, no third party can, as a practical matter, make a competing bid for DTM. Thus, the proposed termination fee is excessive, unnecessary and designed solely to deter competing bidders.






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THE INDIVIDUAL DEFENDANTS HAVE FAILED TO
ACT IN AN INFORMED MANNER AND IN THE
BEST INTERESTS OF DTM'S PUBLIC SHAREHOLDERS

        41. By entering into the agreement with 3D Systems, the DTM Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the DTM shareholders.

        42. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the transaction, the Individual Defendants failed to properly inform themselves of DTM's highest transactional value.

        43. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of DTM. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to DTM's public shareholders.

        44. The Individual Defendants' fiduciary obligations under these circumstances require them to:

               (a) Undertake an appropriate evaluation of DTM's net worth as a merger/acquisition candidate; and

               (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for DTM's public shareholders.

               (c) The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision





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                        to merge with 3D Systems without making the requisite
                        effort to obtain the best offer possible and by apparently limiting potential merger partners to those willing to pay cash.

        45. Defendants breached their duties to maximize shareholder value in that they failed to properly shop the company. Indeed, neither the Special Committee nor the Company's financial advisor ever solicited indications of interest from third parties regarding a potential business combination with DTM.

        46. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of DTM's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of DTM common stock.

        47. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

               (a) The intrinsic value of DTM's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

               (b) The merger price is not the result of an appropriate consideration of the value of DTM because the DTM Board approved the proposed merger without undertaking steps to accurately ascertain DTM's value through open bidding or at least a "market check mechanism"; and

               (c) By entering into the agreement with 3D Systems, the Individual Defendants have allowed the price of DTM stock to be capped, thereby





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                        depriving plaintiff and the Class of the opportunity to
                        realize any increase in the value of DTM stock.

        48. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

        49. 3D Systems is named as a defendant in order to permit the Court to grant complete relief.

        50. Plaintiff and other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

               (a) Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

               (b) Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

               (c) Ordering defendants to provide full and candid disclosure of all material information so that DTM Shareholders may make an informed decision as to whether to tender their shares or seek appraisal;

               (d) In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

               (e) Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-






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                        judgment and post-judgment interest at the maximum rate
                        allowable by law, arising from the proposed transaction;

               (f) Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and

               (g) Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

                               JURY TRIAL DEMANDED

        Plaintiff hereby demands a trial by jury.

DATED: May 2, 2001


                                       Respectfully submitted,

                                       HOEFFNER, BILEK & EIDMAN, L.L.P.



                                       By:  /s/   Thomas E. Bilek
                                           ----------------------------
                                           Thomas E. Bilek
                                           State Bar No. 02313525
                                           440 Louisiana, Suite 720
                                           Houston, Texas 77002
                                           (713) 227-7720 Telephone
                                           (713) 227-9404 Telecopier

                                       ATTORNEYS-IN-CHARGE FOR PLAINTIFF

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, NY 10016
(212) 779-1414 Telephone





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